Exhibit 99.1

Huazhu Group Limited Announces Pricing of Global Offering

SHANGHAI, China, September 16, 2020 (GLOBE NEWSWIRE) — Huazhu Group Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China with international coverage (the “Company”), today announced the pricing of the global offering (the “Global Offering”) of 20,422,150 new ordinary shares (the “Offer Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”). The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$297 per Offer Share. Based on the ratio of one ordinary share per Nasdaq-listed American depositary share (“ADS”), the Offer Price translates to approximately US$38.321 per ADS. Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Offer Shares are expected to begin trading on the Main Board of the SEHK on September 22, 2020 under the stock code “1179.HK.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$6,065.4 million. In addition, the Company has granted the international underwriters an option to purchase additional ordinary shares, exercisable from September 16, 2020 until 30 days thereafter, to require the Company to issue up to an additional 3,063,300 new ordinary shares at the Offer Price.

The Company plans to use the net proceeds to fund the capital expenditures and expenses to strengthen the Company’s hotel network, including opening of new hotels and the upgrade and on-going maintenance of existing hotels; to repay part of the Company’s US$500 million revolving credit facility drawn down in December 2019; to enhance the Company’s technology platform, including our H Rewards loyalty program; and for general corporate purposes.

Goldman Sachs (Asia) L.L.C. and CMB International Capital Limited are the joint sponsors, joint global coordinators and joint bookrunners for the proposed Offering. CLSA Limited, J.P. Morgan (Asia Pacific) Limited and Morgan Stanley Asia Limited (in alphabetical order) are also acting as the joint global coordinators and joint bookrunners.

The International Offering is being made only by means of a preliminary prospectus supplement dated September 9, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2017, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department, or E-mail: Prospectus-NY@gs.com; CMB International Capital Limited, 45/F, Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: Ethan Hu, E-mail: ecms@cmbi.com.hk; CLSA Limited, 18/F, One Pacific Place, 88 Queensway, Hong Kong, Attention: ECM Team, or E-mail: ib.ecm@clsa.com; J.P. Morgan (Asia Pacific) Limited, 28/F, Chater House, 8 Connaught Road Central, Hong Kong, E-mail: prospectus-eq_fi@jpmchase.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or E-mail: prospectus@morganstanley.com.

1 The translation from Hong Kong dollar amount to U.S. dollar amount was made at the exchange rate of HK$7.7502 to US$1.00, which is the exchange rate set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System on September 11, 2020.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated September 11, 2020.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital raising plan, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be incorrect. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China and Europe, the regulatory environment in China and Europe, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and Europe, the spread and impact of COVID-19, and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com